SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2011
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON OCTOBER 05, 2011

DATE, TIME AND PLACE: On October 05, 2011, at 08:00 am, at the head offices of TIM Participações S.A. (“Company”), located at Avenida das Américas, No. 3.434, 1st Block, 7th floor, Barra da Tijuca, in the City and State of Rio de Janeiro.

ATTENDANCE: The Board of Directors of the Company was gathered at the date, time and place above mentioned, in the presence of Messrs. Manoel Horacio Francisco da Silva, Luca Luciani, Maílson Ferreira da Nóbrega, Adhemar Gabriel Bahadian, Andrea Mangoni, Stefano de Angelis, Oscar Cicchetti, Gabriele Galateri di Genola e Suniglia and Carmelo Furci, either in person or by means of audio/video-conference,as provided for in article 25, paragraph 2 of the Company’s Bylaws. Also attended the meeting Mr. Claudio Zezza, Chief Financial Officer and Investor Relation Officer and Mrs. Alessandra Catanante, General Secretary of the Board of Directors.

PRESIDING MEMBERS: Mr. Manoel Horacio Francisco da Silva – Chairman; and Mrs. Alessandra Catanante – General Secretary.

AGENDA: (1) to verify the subscription of the shares issued by the Company as a result of the primary public distribution offer; (2) to decide on the homologation of the Company’s capital increase, which was made within the authorized capital limit, as provided for in the Company’s Board of Directors Meeting held on October 04, 2011; and (3) other matters related to the agenda or even of general interest to the Company.

RESOLUTIONS: After review and discussion of the matters included in the Agenda, and based on the information provided and on the material made available, which is filed at the Company’s head office, the Board Members unanimously resolved to: (1) verify the subscription of 190,796,858 (one hundred and ninety million, seven hundred and ninety-six thousand, eight hundred and fifty-eight) common, nominative, registered and with no par value shares issued by the Company, with regards to the primary public distribution offer, approved in the Board of Directors Meeting held on October 04, 2011, with the exclusion of the preemptive right of the Company’s shareholders, pursuant to article 172, item I of Law No. 6,404, as of December 15, 1976, as amended, however, with priority subscription for the Company’s shareholders as per the offering documentation. Among the subscribed shares related to the public offering, 34,060,280 (thirty-four million, sixty thousand, two hundred and eighty) were subscribed under the form of American Depositary Shares, represented by American Depositary Receipts, by virtue of the public distribution of shares abroad and 156,736,578 (one hundred and fifty-six million, seven hundred and thirty-six thousand, five hundred and seventy-eight) were subscribed under the form of common, nominative, registered and with no par value shares, as a result of the public distribution of shares in Brazil; (2) approve the homologation of the new corporate capital of the Company, which was increased in R$1,640,852,978.80 (one billion, six hundred and forty million, eight hundred and fifty-two thousand, nine hundred and seventy-eight Reais and eighty cents), from R$8,164,664,628.66 (eight billion, one hundred and sixty-four million, six hundred and sixty-four thousand, six hundred and twenty-eight reais and sixty-six cents), divided into 2,217,374,279 (two billion, two hundred and seventeen million, three hundred and seventy-four thousand, two hundred and seventy-nine) common, nominative, registered and with no par value shares, to R$9,805,517,607.46 (nine billion, eight hundred and five million, five hundred and seventeen thousand, six hundred and seven Reais and forty-six cents), divided into 2,408,171,137 (two billion, four hundred and eight million, one hundred and seventy-one thousand, one hundred and thirty-seven) common, nominative, registered and with no par value shares; and (3) Nothing else was decided.

CLOSING: With no further matters to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attending individuals. Directors: Messrs. Manoel Horacio Francisco da Silva, Luca Luciani, Maílson Ferreira da Nóbrega, Adhemar Gabriel Bahadian, Andrea Mangoni, Stefano de Angelis, Oscar Cicchetti, Gabriele Galateri di Genola e Suniglia and Carmelo Furci.

I hereby certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro, October 05, 2011.

ALESSANDRA CATANANTE
General Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: October 05, 2011	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.